XTI Aerospace, Inc.

8123 InterPort Blvd., Suite C

Englewood, Colorado 80112

June 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	XTI Aerospace, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-287989

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 12, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for June 16, 2025 at 5:00 p.m., Eastern Time, or as soon thereafter as possible, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

XTI Aerospace, Inc.

By:	/s/ Scott Pomeroy
Scott Pomeroy
Chief Executive Officer

cc:	Blake Baron, Mitchell Silberberg & Knupp LLP